EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Formation
NightstaRx Limited	England and Wales
Nightstar, Inc.	Delaware, USA
Nightstar Europa Limited	Ireland